400 Howard Street P.O. Box 7101 San Francisco, CA 94105 Tel +1 800 474 2737

December 21, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares U.S. ETF Company, Inc.
File Nos. 333-171938 and 811-22522
iShares MSCI Emerging Markets Small Cap Index Fund (S0000 31889)
Initial Form N-1A Filed on January 28, 2011

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, iShares U.S. ETF Company, Inc. (the “Company”) hereby requests the withdrawal of the Company’s Initial Form N-1A filed on January 28, 2011 with respect to iShares MSCI Emerging Markets Small Cap Index Fund (the “Fund”), a series of the Company.

The N-1A was not declared effective by the Securities and Exchange Commission. Subsequent to the filing, the Company decided not to go forward with the offering of the Fund as a series of the Company. No securities were sold in connection with this offering.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares Trust

By:	/s/ Jack Gee
Jack Gee Treasurer and Chief Financial Officer

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch Secretary